List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
28 August 2008

Information	Required by/when

Public Announcements/Press	The London Stock Exchange

Announcement Preliminary results for the year ended 30 June 2008.

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 28 August 2008	By	/S/ S Arsenić
	Name:	S Arsenić
	Title:	Assistant Company Secretary

Preliminary results for the year ended 30 June 2008

Diageo reports another year of strong organic growth: net sales up 7%, operating profit up 9% and underlying eps up 11%2

Results at a glance

		2008	2007	Reported movement	Organic movement

Volume in millions of equivalent units		145.0	141.3	3%	3%
Net sales	£ million	8,090	7,481	8%	7%
Operating profit before exceptional items	£ million	2,304	2,119	9%	9%
Operating profit	£ million	2,226	2,159	3%	9%
Profit attributable to parent company’s equity shareholders [1]	£ million	1,521	1,489	2%
Basic eps [1]	pence	59.3	55.4	7%

•	Marketing spend increased 5%. Excluding Korea, marketing spend on non ready to drink brands increased 8%
•	Operating exceptional charge of £78 million in the year ended 30 June 2008 in respect of the restructuring of the Irish brewing operations
•	Interest charge increased £90 million to £341 million
•	eps before exceptional items [2] increased from 54.8 pence in 2007 to 60.6 pence in 2008, which excluding acquisitions, disposals and exchange is an 11% increase (underlying eps)
•	Return on invested capital increased 50 basis points to 14.9%
•	Free cash flow of £1,252 million
•	Recommended full year dividend per share increase of 5% to 34.35 pence
•	£1.9 billion returned to shareholders: £857 million in dividends and £1.0 billion of share buybacks

1 For year ended 30 June 2008 tax rate of 24.9%. For year ended 30 June 2007 tax rate of 32.4%. Discontinued operations gain after tax for the year ended 30 June 2008 of £26 million, for the year ended 30 June 2007 of £139 million.
2 Using an underlying effective tax rate of 24.5% in 2008 and 25.1% in 2007.

Unless otherwise stated in this announcement: net sales are sales after deducting excise duties; percentage movements are organic movements; commentary refers to organic movements and share refers to value share. See page 28 for additional information for shareholders and an explanation of non-GAAP measures including the reconciliation of basic eps to underlying eps.

Paul Walsh, Chief Executive of Diageo, commenting on year ended 30 June 2008 said:

“The combination of Diageo’s leading brands and our global reach has delivered another year of strong organic growth with net sales up 7% and operating profit up 9%.

The main drivers of top and bottom line growth were International, where scotch in Latin America and beer in Africa drove net sales growth of 16%, and North America, where growth in the priority brands drove a 5% increase in net sales. In Europe, we delivered better performance than last year, with net sales up 3% from growth in Eastern Europe, Russia and Great Britain. In Asia Pacific, even though overall performance was impacted by the loss of our Korean licence for part of the year, we grew the top line 2% as we gained share in China and expanded in India and the markets of South East Asia.

We have continued to invest behind great campaigns and this year has seen our global priority brands again extend their leadership positions. Smirnoff grew across all markets posting 8% volume and 10% net sales growth. Johnnie Walker grew net sales by 12% and now has annual net sales of over £1 billion. The return to growth of JεB in Europe together with its strong performance in International delivered 9% net sales growth. Guinness grew net sales 6% with over 50% of that growth coming from Africa, where the brand grew 13%. Our other beer brands in Africa grew net sales 25%.

Price rises and mix improvement covered increased input costs and gross margin has improved. We have benefited from marketing spend efficiencies and scale in our global brands and we have reduced marketing spend in ready to drink to maintain the profitability of that segment. Overall we have delivered a further 70 basis points organic improvement in operating margin.

During the year we added Ketel One vodka, Zacapa rum and Rosenblum Cellars wine to our brand range. These are already successful brands and we intend to build on that success.

Our financial results in recent years have mirrored the consistent improvement we have achieved in our business and we finish the year with a stronger business. We enter the new financial year facing slowing global GDP growth and more challenging global economic trends, but given the strength and diversity of Diageo’s business we believe we can deliver organic operating profit growth for the coming year within our range of 7% to 9%. Together with the expected positive impact of exchange rate movements on reported results and our share buyback programme this means we expect to deliver double-digit reported eps growth.”

Regional summary

North America - Strong performance of priority and reserve brands continued to drive growth

•	Volume up 2%
•	Net sales up 5%
•	Marketing spend up 3%
•	Operating profit up 10%

North America’s performance reflects strong net sales growth with spirits up 7%, beer up 6% and wine up 12%, partially offset by a 10% decrease in net sales of ready to drink. Strong volume growth in priority and reserve brands offset weakness in value brands. Smirnoff, Johnnie Walker, Captain Morgan, Crown Royal, Guinness, Sterling Vineyards and Chalone wines were again the performance leaders. Price increases and strong growth of the reserve brands Cîroc, Don Julio and Johnnie Walker Blue Label drove net sales growth. Marketing excluding ready to drink was up 5% with strong investment behind the reserve brands. Diageo’s share of US spirits was broadly maintained at 28.3 percentage points, with share of priority spirits brands up 0.3 percentage points.

Europe - Improved performance through focused investment in key growth drivers

•	Volume up 2%
•	Net sales up 3%
•	Marketing spend up 6%
•	Operating profit up 3%

In Europe performance improved against last year driven by growth in spirits, with net sales up 5% and the continued outperformance of Guinness against the beer categories in Ireland and Great Britain. Increased focus behind the off trade in Great Britain, behind premium scotch brands in Continental Europe and further investment in Eastern Europe and Russia drove the growth in spirits in Europe. Smirnoff and Johnnie Walker performed particularly strongly with net sales up 5% and 11% respectively and JεB returned to growth in the region supported by the ‘Start a Party’ campaign. Ready to drink however declined by a further 13%. Marketing spend increased more strongly than net sales with increased spend on the priority brands in Great Britain and Ireland and behind Johnnie Walker in Spain.

International - Strong performance of beer and scotch drove double-digit growth in both net sales and operating profit

•	Volume up 5%
•	Net sales up 16%
•	Marketing spend up 16%
•	Operating profit up 19%

International continues to drive overall Diageo performance as scotch in Latin America, South Africa and Global Travel and Middle East grew net sales 11%, 24% and 20% respectively, and Diageo’s beer brands in Africa continued their strong growth with net sales up 19%. Growth in International is becoming increasingly broad based and Smirnoff, Baileys, Cacique and JεB all grew as a result of increased consumer demand and marketing spend, which grew strongly again behind successful marketing campaigns. Price increases and mix improvements across most of Diageo’s brands in all hubs within International resulted in strong operating profit growth.

Asia Pacific - Investments in market infrastructure and disruption in Korea impacted performance

•	Volume up 2%
•	Net sales up 2%
•	Marketing spend down 6%
•	Operating profit down 12%

The overall performance in Asia Pacific was affected by a number of factors including the loss of the import licence in Korea for part of the year. Investment continued to support the expansion of the regional infrastructure with the increase in locally bottled brands in India and the opening up of new markets such as Vietnam and the focus on priority brands in markets such as Australia. Diageo has maintained market leading positions and continued to grow share and awareness in the key scotch markets of the region such as China and Korea. Smirnoff also continued to grow its leadership of the vodka category in the region with growth in net sales of 29% and share gains in key markets such as India and Australia.

Financial

•
The deficit in respect of post employment plans reduced by £11 million from £419 million at 30 June 2007 to £408 million at 30 June 2008. The reduction in equity valuations in the year was offset by the increase in value of interest rates and inflation swaps between 30 June 2007 and 30 June 2008. In the year ended 30 June 2008 finance income under IAS 19 was £46 million. In the year ending 30 June 2009, finance income under IAS 19 is expected to be negligible.

•	In the year ended 30 June 2008, exchange rate movements reduced operating profit by £5 million and increased the net interest charge by £1 million.

•
For the year ending 30 June 2009, at current exchange rates, foreign exchange movements (excluding the exchange impact under IAS 39) are forecast to increase operating profit by £60 million and increase the interest charge by £15 million.

Brand summary

	Volume movement* %	Reported net sales movement %	Organic net sales movement %

Global priority brands	4	8	6
Local priority brands	2	10	4
Category brands	1	8	10
Total	3	8	7

Key spirits brands**:
Smirnoff	8	12	10
Johnnie Walker	5	14	12
Captain Morgan	8	10	13
Baileys	1	6	3
JεB	5	15	9
Jose Cuervo	(4)	(5)	(3)
Tanqueray	1	2	4
Crown Royal – North America	5	5	9
Buchanan’s – International	(2)	15	5
Windsor – Asia Pacific	7	(17)	(12)

Guinness	1	9	6

Ready to drink	(7)	(4)	(5)

* Reported and organic volume movements are the same for all brands in all regions
** Spirits brands excluding ready to drink.
Focus on the global priority brands drove almost two thirds of total net sales growth. Smirnoff performed strongly across all regions with new campaigns and the launch of Smirnoff Black in a number of markets driving volume growth. Price increases across most markets resulted in net sales growth.

The International region together with Eastern Europe and Russia led the growth in Johnnie Walker. The strong performance of Johnnie Walker Black Label, Johnnie Walker super deluxe labels and price increases in key markets drove price/mix improvement of 7 percentage points.

Captain Morgan sustained its strong performance from the first half. While the key driver of growth is the brand’s performance in North America, the brand is now delivering double-digit net sales growth in each region.

Strong growth in Great Britain, Russia and Latin America drove the growth in Baileys. In Great Britain and Russia Baileys Original Irish Cream performed strongly, while in Latin America Baileys flavours continued to deliver double-digit net sales growth supporting further growth in Baileys Original Irish Cream. Overall results were constrained by lower volume on Baileys flavours in all regions except International as the brand lapped the launch in fiscal 2007.

JεB grew volume across all regions, in many markets supported by the success of the global ‘Start a Party’ campaign. Price increases in key markets resulted in improved price/mix driving net sales growth.

While Jose Cuervo grew net sales in Latin America and Europe, Jose Cuervo’s performance continued to be affected by the growth of the ultra premium tequila segment in North America. Price increases and more premium launches have driven net sales growth in Latin America and Europe.

Tanqueray increased net sales in all regions. North America remained the main contributor to growth, where Tanqueray outperformed the gin category, driven by the continued growth of Tanqueray Rangpur. A price increase on the core brand in North America drove price/mix improvement.

Crown Royal continued to take share in North America and net sales grew benefiting from price increases and successful innovations.

Price increases on Buchanan’s, in line with Diageo’s overall scotch pricing strategy, impacted volume but drove net sales growth.

Windsor's performance reflected the loss of licence in Korea for part of the year which reduced net sales per case while Diageo Korea was operating through a third party distributor from July 2007 to the beginning of March 2008.

Growth in Guinness was fuelled by double digit net sales growth in International and outperformance against the beer categories in Ireland and Great Britain as a result of successful advertising campaigns. Net sales grew ahead of volume growth driven by price increases in key markets.

Crown Royal, Buchanan’s and Windsor were the key local priority brands. In addition Malta Guinness showed strong net sales growth as a result of successful marketing campaigns, a new product launch and the development of the off trade in the key markets of Nigeria and Ghana.

Net sales growth of category brands was driven by the success of our global scotch strategy, namely a focus on net sales growth not volume growth. Price/mix improvement in scotch combined with double-digit growth of beer brands in Africa and growth of reserve and premium brands such as Cîroc, Don Julio and the Classic Malts led to 9 percentage points of price/mix improvement.

Ready to drink remains challenging as expected and net sales were down 5% driven by North America and Europe. Strong performance of Smirnoff ready to drink in International with growth in Nigeria, South Africa, Brazil and Venezuela with the introduction of new flavours and price increases drove 13% net sales growth in the region which partially offset the impact of the segment’s decline in North America and Europe. Diageo’s ready to drink brands performed strongly in Australia prior to the 70% duty increase which was implemented on the ready to drink segment at the end of April 2008. Since the increased duty was introduced, net sales of ready to drink have declined, partially offset by net sales growth in core spirits.

Management Reports

The Annual Report for the year ended 30 June 2008, which will be published on 15 September 2008, will comprise the Annual Financial Report which Diageo is required to publish under the EU Transparency Directive for the financial year which began on 1 July 2007. The trading update to be issued at the time of the AGM on 15 October 2008 will form the first interim management statement for the year ending 30 June 2009.

BUSINESS REVIEW
For the year ended 30 June 2008

OPERATING REVIEW - analysis by business area

North America

Summary:

•	Growth driven by priority and reserve brands
•	Net sales growth of spirits up 7%, wine up 12% and beer up 6%
•	The majority of the priority spirits, wine and beer brands gained share
•	Share of US spirits broadly maintained at 28.3 percentage points despite share loss in value brands as priority brands gained 0.3 percentage points of share
•	Ready to drink segment continued to be challenging with net sales down 10%

Key measures:	2008	2007	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			2	2
Net sales	2,523	2,472	2	5
Marketing spend	366	364	1	3
Operating profit	907	850	7	10

Reported performance:

Net sales were £2,523 million in the year ended 30 June 2008 up by £51 million from £2,472 million in the prior year. Reported operating profit increased by £57 million to £907 million in the year ended 30 June 2008.

Organic performance:

The weighted average exchange rate used to translate US dollar sales and profit moved from £1 = $1.93 in the year ended 30 June 2007 to £1 = $2.01 in the year ended 30 June 2008. Exchange rate impacts decreased net sales by £73 million. Acquisitions increased net sales by £6 million, the loss of distribution rights for certain champagne brands decreased net sales by £6 million and there was an organic increase of £124 million. Exchange rate impacts reduced operating profit by £27 million and transfers of costs between regions increased operating profit by £4 million. Acquisitions and the loss of distribution rights for certain champagne brands decreased operating profit by £2 million and there was an organic increase in operating profit of £82 million.

Brand performance:	Volume movement	Reported net sales movement	Organic net sales movement
	%	%	%

Global priority brands	2	-	3
Local priority brands	3	5	8
Category brands	1	6	10
Total	2	2	5

Key spirits brands*:
Smirnoff	8	9	12
Johnnie Walker	5	6	10
Captain Morgan	7	9	12
Baileys	(6)	(5)	(3)
Jose Cuervo	(5)	(7)	(4)
Tanqueray	-	(1)	3
Crown Royal	5	5	9

Guinness	5	4	7

Ready to drink	(13)	(13)	(10)

* Spirits brands excluding ready to drink

Overall volume growth was driven by the priority brands. Price increases on 40% of spirits volume in the US drove net sales growth despite negative mix within the global priority brands due to the strong growth of Smirnoff and Captain Morgan. The continued challenges in the ready to drink segment reduced overall volume growth by 1 percentage point and net sales growth by 2 percentage points. Marketing spend grew 3% as investment was realigned behind the priority and reserve brands and away from ready to drink. Marketing excluding ready to drink grew 5%. Diageo grew share on the majority of its priority spirits and wine brands. Loss of share in the value brands resulted in overall share of US spirits being broadly maintained during the year at 28.3 percentage points, with share of priority spirits brands up 0.3 percentage points.

In Canada share gains of 1.0 percentage points were delivered in the spirits category. Volume grew 6% driven by the global priority brands and net sales were up 9% as price increases were implemented.

Smirnoff continued its strong performance from the first half and grew volume 8%. Price increases were taken in key markets driving net sales growth of 12% and share grew 0.2 percentage points. Growth of Smirnoff Red was driven by two successful advertising campaigns, the ‘Diamonds’ programme and ‘Vladimir’s Journey’, which reinforced the quality image of the brand and its heritage. Smirnoff flavours were driven by the launch of three new flavours: Blueberry, Passion Fruit and White Grape and the ‘Simple Drinks’ campaign, which taught consumers simple ways of making drinks at home with flavoured vodka.

Johnnie Walker also grew ahead of the category with volume up 5% and net sales up 10% driven by Johnnie Walker Black Label and the super deluxe labels, leading to share growth of 1.2 percentage points. Price increases were taken across the Johnnie Walker range. Expansion of the Johnnie Walker Blue Label bottle engraving programme and the distribution of Johnnie Walker Blue Label King George V drove growth of the super deluxe labels and improved mix.

Captain Morgan volume was up 7% and net sales were up 12% driven by Captain Morgan Original Spiced rum which gained a further 0.6 percentage points of share despite the launch of two competitor brands in the rum category. Successful marketing campaigns around holidays and the ‘Pose-off’ contest continued to build this iconic brand.

The overall Baileys results were constrained by lower volume in Baileys flavours, which lapped the launch in fiscal 2007. Baileys Original Irish Cream outperformed the category with volume up 3% and net sales up 7% as price increases were taken across most of its markets. Strong year round marketing support of the brand along with summer programming for Baileys ‘Shiver’ helped drive the growth.

The release of Jose Cuervo Platino in the first half of 2008 to good consumer response is one of the ways Jose Cuervo is positioning itself in an increasingly premiumising category. Jose Cuervo Especial experienced heavy pricing competition and volume decreased 5% as the Jose Cuervo brand maintained price and in some states increased it, to support the premiumisation of the brand. Marketing spend on Jose Cuervo was weighted toward the summer season and promoted the mixability of the brand.

Tanqueray again outperformed a declining gin category gaining 1.6 percentage points of share driven by the continued growth of Tanqueray Rangpur.

Crown Royal continued to take share in the North American whiskey category, up 0.4 percentage points. Volume grew 5% and price increases drove net sales up 9%. Crown Royal Cask 16, launched in October 2007, helped to drive mix. The brand was supported by two off trade promotions, the ‘Legend of the Purple Bag’ and ‘I’d Rather Be’ as well as its continued sponsorship of NASCAR.

Guinness showed good growth against the import segment which was broadly flat, with volumes up 5% driven by keg sales and Guinness Extra Stout. Net sales grew 7% as price increases were implemented. The brand was supported by a new advertising campaign, ‘Guinness Alive Inside’.

The local priority brands grew volume 3% and net sales were up 8% benefiting from price increases and mix improvement from the higher margin spirits brands. Crown Royal led this performance. Buchanan’s volume was up 18% and net sales up 24% and Seagram’s 7 Crown and Seagram’s VO grew net sales 4% and 1% respectively on flat volumes. Local priority wines grew volume 6% and net sales were up 8% driven by strong performance of Sterling Vineyards and Chalone and price/mix improvement in Beaulieu Vineyards.

Within the category brands, mix improvement was driven by strong growth of Don Julio volume up 19% and net sales up 22%, the Classic Malts volume up 14% and net sales up 19%, Bushmills volume up 13% and net sales up 16% and Cîroc volume up 89% and net sales up 90% on strong marketing and distribution gains. Successful marketing of Smithwick’s Irish heritage delivered strong growth albeit off a low base with volume up 19% and net sales up 20% following national price increases. This offset net sales declines among the value brands such as Gordon’s vodka, net sales down 10% and Gordon’s Gin, down 1%.

The ready to drink segment continued to decline with volume down 13% and net sales down 10%. This was driven by progressive adult beverages, led by the decline of Smirnoff Ice. Smirnoff Ice Light, Smirnoff Ice Strawberry Acai and Captain Morgan Parrot Bay Mojito were introduced in the second half of the year to help refresh the segment. The decline in progressive adult beverages was partially offset by the success of the recently launched Smirnoff cocktail line which has performed very well to date. Consequently marketing spend has been reduced on progressive adult beverages and support provided to the spirit based cocktails.

On 9 June 2008, Diageo completed the acquisition of a 50% equity stake in the newly formed company Ketel One Worldwide BV, which holds the exclusive and perpetual rights to market, sell and distribute Ketel One vodka products.

Europe

Summary:

•	Eastern Europe and Russia contributed over two thirds of net sales growth
•	Strong performance in GB generated nearly 20% of the region’s growth
•	Guinness’ outperformance against the beer categories in Great Britain and Ireland continued
•	Strong performance of JεB with net sales growth driven by price increases in Spain and volume growth in Continental Europe
•	Price increases implemented across the region

Key measures:	2008	2007	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			2	2
Net sales	2,630	2,427	8	3
Marketing spend	438	391	12	6
Operating profit	720	723	-	3

Reported performance:

Net sales were £2,630 million in the year ended 30 June 2008 up by £203 million from £2,427 million in the prior year. Reported operating profit decreased by £3 million to £720 million in the year ended 30 June 2008. Exceptional costs of £78 million in respect of restructuring costs for the Irish brewing operations are included within operating expenses in the year ended 30 June 2008. Reported operating profit excluding exceptional items increased by £75 million to £798 million in the year ended 30 June 2008.

Organic performance:

The weighted average exchange rate used to translate euro sales and profit moved from £1 = €1.48 in the year ended 30 June 2007 to £1 = €1.36 in the year ended 30 June 2008. Exchange rate impacts increased net sales by £128 million. Acquisitions increased net sales by £1 million, transfers between regions decreased net sales by £1 million and there was an organic increase of £75 million. Exchange rate impacts increased operating profit by £47 million. Transfer of costs between regions increased operating profit by £6 million, exceptional costs decreased operating profit by £78 million and there was an organic increase in operating profit of £22 million.

Brand performance:	Volume movement	Reported net sales movement	Organic net sales movement
	%	%	%

Global priority brands	3	10	4
Local priority brands	(3)	3	(2)
Category brands	-	9	4
Total	2	8	3

Key spirits brands*:
Smirnoff	6	9	5
Johnnie Walker	6	19	11
Baileys	4	11	4
JεB	1	14	6

Guinness	-	7	3

Ready to drink	(11)	(10)	(13)

* Spirits brands excluding ready to drink

Strong volume growth in Great Britain, driven by Smirnoff and Baileys, and in Eastern Europe and Russia, was partially offset by continued volume weakness in Iberia. Price increases across Europe, combined with focus on the premium spirit brands, offset negative market mix from the rapid growth in Eastern Europe and resulted in net sales up 3%.

Global priority brands were the key growth driver with volume up 3% and net sales up 4%. Johnnie Walker was the main contributor with double-digit net sales growth. JεB, Smirnoff and Baileys also performed strongly and Guinness continued its positive performance from the first half, delivering net sales growth for the full year.

Smirnoff volume was up 6% and net sales were up 5%. This performance was driven by Great Britain where new advertising campaigns and a successful Christmas trading period drove volume up 10%. Net sales were up 8% as a simplified promotional strategy led to higher volume but an increased percentage of that volume being sold on promotion. Within Continental Europe negative market mix generated by the growth of Smirnoff Vladimir in Poland was partially offset by price increases and the growth of Smirnoff Black as it was seeded across a number of markets.

Johnnie Walker volume was up 6% driven by growth in Eastern Europe and Russia both of which were up over 30%, albeit off a small base. Consistent advertising has increased awareness and the status of the brand in these markets. This growth was partially offset by declines in Iberia and Greece. Net sales were up 11% as a result of price increases and mix improvement as investment focused on Johnnie Walker Black Label and Johnnie Walker super deluxe labels.

Baileys returned to growth in Great Britain and delivered strong growth in Russia, resulting in overall volume and net sales up 4%. In Great Britain a return to advertising on television and a revised promotional strategy at Christmas drove the brand back to growth. In Russia Baileys continued to demonstrate great potential with net sales growth of 37%, albeit off a small base. In Continental Europe net sales were flat as the brand lapped the Baileys flavours launch in the prior year.

JεB returned to growth in Europe supported by the ‘Start a Party’ advertising campaign and expansion across Continental Europe. In Iberia category volume declines worsened, however JεB delivered net sales growth and share gains as further price increases were implemented. Within Continental Europe, France and Eastern Europe were the main growth drivers. In France a price increase was implemented and JεB gained share. In Romania and Bulgaria, the brand’s biggest markets in Eastern Europe, the ‘Start a Party’ campaign has delivered strong growth.

Guinness volume was flat and net sales were up 3% as the brand continued to outperform the beer categories in both Ireland and Great Britain. This was the result of new advertising campaigns, focus on quality and the cooler summer of 2007. In Ireland net sales were up 2% and share gains were made in both the on and off trade, driving an overall share gain for Diageo Ireland in the beer category. In Great Britain the beer category worsened in the second half. However Guinness net sales were up 2% as it continued to outperform the category, particularly in the on trade where it recorded its highest ever share. Volume was up 3% in the rest of Europe as a result of growth across a number of markets which combined with price increases led to net sales up 6%.

Local priority brand volume was down 3% and net sales were down 2%. This was driven by beer in Ireland and Cacique in Spain. Local beer brands in Ireland declined, impacted by the continued decline of the beer category in the on trade and the decision to reduce the volume sold on promotion in the off trade. Carlsberg however delivered net sales growth as a result of distribution gains and a new advertising campaign and gained share. In Spain lower volumes of Cacique were partially offset by price increases.

Category brands delivered price/mix improvement with volume flat and net sales up 4%, as a result of price increases on category scotch brands and the strategy to drive net sales from wine through a change in promotional strategy and mix improvement.

Ready to drink continued to decline driven by Smirnoff Ice in Great Britain. The segment now accounts for less than 5% of net sales in the region.

International

Summary:

•	Continued double-digit net sales growth in Latin America, Africa and Global Travel and Middle East driven by strong price/mix improvements across categories and markets
•	In Africa strong performance of beer brands with net sales growth of 19% combined with continued net sales growth of spirits brands up 21% drove very strong growth

•	Volume growth across the region combined with price increases drove strong net sales growth of 14% in scotch
•	Increased focus on categories outside of scotch and beer, such as vodka and rum, drove broader based growth

Key measures:	2008	2007	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			5	5
Net sales	1,971	1,667	18	16
Marketing spend	244	208	17	16
Operating profit	593	499	19	19

Reported performance:

Net sales were £1,971 million in the year ended 30 June 2008, up £304 million from £1,667 million in the prior year. Reported operating profit increased by £94 million from £499 million to £593 million in the year ended 30 June 2008.

Organic performance:

Exchange rate impacts increased net sales by £37 million. Transfers between regions increased net sales by £1 million and there was an organic increase in net sales of £266 million. Exchange rate impacts increased operating profit by £2 million and transfers of costs between regions reduced operating profit by £5 million. Acquisitions increased operating profit by £1 million and there was an organic increase in operating profit of £96 million.

Brand performance:	Volume mo vement	Reported net sales movement	Organic net sales movement
	%	%	%

Global priority brands	6	17	15
Local priority brands	4	20	15
Category brands	4	19	17
Total	5	18	16

Key spirits brands*:
Smirnoff	7	18	15
Johnnie Walker	8	21	18
Baileys	1	9	6
Buchanan’s	(2)	15	5

Guinness	2	15	13

Ready to drink	3	12	13

* Spirits brands excluding ready to drink

Across global priority, local priority and category brands net sales growth outpaced volume growth driven by price increases. Global priority brands are the drivers of the International business and net sales were up 15% with Johnnie Walker, Guinness and Smirnoff the main contributors.

Smirnoff volume grew 7%, driven mostly by Brazil and South Africa where successful marketing campaigns led to further share gains. Price increases in key markets led to strong price/mix improvement, resulting in 15% net sales growth.

Johnnie Walker delivered 8% volume growth, mostly driven by South Africa, Mexico and Global Travel and Middle East, fuelled by strong trade support and successful advertising. Net sales increased by 18% as a result of price increases implemented across the region and stronger growth in more profitable channels in Latin America and of higher margin brands in Africa and Global Travel and Middle East.

Baileys volume grew 1% and net sales were up 6%, driven by premium priced gift packs combined with brand promotion in Global Travel and the launch of Baileys flavours in Mexico and Central America.

Buchanan’s is the key local priority brand in International. Buchanan’s strategy was to increase price in all key markets and this impacted volume while increasing net sales. Volume decreased 2% while improved price/mix drove net sales growth of 5%. The main growth came from Mexico driven by strong on trade activities and successful media campaigns.

Guinness volume increased 2%, with strong growth coming from Cameroon and East Africa driven by the ‘Guinness Greatness’ campaign and economic expansion. Net sales for the region were up 13% as a result of price increases and a benefit from changes in excise duty in some markets.

Increased focus on the ‘Start a Party’ campaign for JεB led to strong growth with volume up 13% and net sales up 21%. The key markets were Mexico, South Africa and Global Travel and Middle East, where price increases drove net sales growth.

Local priority brands delivered 4% volume growth and 15% net sales growth mostly driven by improved price/mix across Buchanan’s and beer. Tusker and Pilsner continued to show double-digit net sales growth, driven by price increases and wider availability. As a result of successful marketing campaigns and the development of the off trade in key markets Nigeria and Ghana, Malta Guinness also showed double-digit net sales growth.

Category brands volume increased 4% and net sales increased 17%. Volume growth was driven by double-digit growth of beer brands in Africa. Significant price increases on value and standard scotch brands in Latin America resulted in volume decline, but strong price/mix improvement drove net sales growth.

Ready to drink volume grew 3%, mainly driven by Smirnoff ready to drink brands, in particular the introduction of new flavours in Brazil and the continued success of Smirnoff Ice in Brazil and Nigeria and Smirnoff ready to drink in South Africa. Net sales grew 13% mainly as a result of price increases in South Africa, Venezuela and Brazil.

In Diageo’s major African markets net sales growth was in double-digits, with the main growth coming from East Africa, Nigeria and South Africa, where net sales were up 23%, 14% and 20% respectively.

In East Africa net sales growth was driven by strategic price increases in the key market of Kenya, significantly improving price/mix, and effective marketing on Guinness and Tusker increasing visibility and driving volume growth.

In South Africa Diageo’s scotch brands and Smirnoff benefited from price increases and, supported by successful marketing campaigns, continued to outperform the category. The introduction of Foundry cider contributed to growth and gave access to a profitable and growing cider category.

In Ghana net sales grew 32%, driven by price increases across all brands. The largest volume growth came from lagers, malt and stout, as a result of successful marketing investments and expansion in the off trade. In Nigeria net sales increased 14%, driven by a re-launch of Malta Guinness and price increases across all brands. Net sales growth was 9% in Cameroon, as a result of price increases on main brands combined with an improved route to market.

Latin America delivered double-digit net sales growth, with main growth coming from Mexico and Brazil as a result of price increases in key brands and strong marketing campaigns.

In Venezuela and Mexico prices were increased across brands. In Venezuela volume was down 14% as price increases were implemented as a result of the economic situation, however net sales were up 4% as a result of improved price/mix and strong performance in rum. Mexico’s volume grew 26%, as a result of continued scotch category growth led by Diageo, combined with share gains. Mexico’s net sales grew 31% driven by premiumisation and price increases.

Net sales grew 10% in the Brazil, Uruguay and Paraguay hub with scotch and Smirnoff the key drivers. Successful marketing campaigns on scotch and Smirnoff combined with continued growth in the ready to drink segment led to volume increases. Increased prices and favourable channel and product mix improved price/mix driving net sales growth.

In Global Travel and Middle East volume grew 2% and net sales grew 16%. Volume growth was driven by strong performance of scotch, especially Johnnie Walker Black Label and Johnnie Walker super deluxe labels, as a result of gifting pack promotions and successful advertising campaigns. Strong price/mix improvements, driven by price increases combined with favourable mix on scotch, resulted in double-digit net sales growth.

Asia Pacific

Summary:

•	Continued investment in regional infrastructure to support future growth objectives
•	Net sales growth in the region driven by global priority brands
•	India route to market strengthened as a result of continued growth of locally produced brands
•	Further share gains in scotch in China
•	Loss of import licence in Korea for part of the year impacted all measures
•	Ready to drink performance was affected by the excise duty increase in Australia in the fourth quarter

Key measures:	2008	2007	Reported movement	Organic movement
	£ million	£ million	%	%

Volume			2	2
Net sales	877	840	4	2
Marketing spend	191	199	(4)	(6)
Operating profit	170	196	(13)	(12)

Reported performance:

Net sales were £877 million in the year ended 30 June 2008, up £37 million from £840 million in the prior year. Reported operating profit decreased by £26 million from £196 million to £170 million in the year ended 30 June 2008.

Organic performance:

Exchange rate impacts increased net sales by £19 million and there was an organic increase in net sales of £18 million. Exchange rate impacts increased operating profit by £2 million and transfers between regions decreased operating profit by £4 million. There was an organic decrease in operating profit of £24 million.

Brand performance:	Volume movement	Reported net sales movement	Organic net sales movement
	%	%	%

Global priority brands	4	9	6
Local priority brands	4	(7)	(7)
Category brands	(4)	11	6
Total	2	4	2

Key spirits brands*:
Smirnoff	20	37	29
Johnnie Walker	(1)	5	4
Windsor	7	(17)	(12)

Guinness	1	6	6

Ready to drink	(2)	8	(1)

* Spirits brands excluding ready to drink

Following the loss of Diageo’s import licence in Korea the route to market was through a third party distributor for part of the year. There was a reduction in net sales per case, marketing spend and operating profit in Korea and this had a significant impact on the overall performance of Asia Pacific for the year. Excluding Korea net sales increased 5% and marketing increased 4%. In addition overheads increased to support the future performance in the region with the establishment of in market companies in China and Vietnam, increased resources behind the Indian domestic route to market and the creation of the distribution hub in Singapore.

Smirnoff grew volume 20% and net sales 29%. This performance was driven by double-digit volume and net sales growth in India, Australia and Thailand. The focus on Smirnoff flavours in India and Smirnoff Black and flavours in Australia drove the overall price/mix improvement. A significant increase in marketing spend fuelled performance in Thailand. The brand grew share in all these markets.

Johnnie Walker volume was marginally down with volume decline in India as a result of the closure of the duty free channel which was only partially offset by the growth of sales in the domestic channel, in Australia where net sales grew as a result of significant price increases and in Taiwan where the scotch category declined but Johnnie Walker gained share. In China Johnnie Walker grew volume 7% in the second half. Therefore volume was flat for the year recovering from the 8% decline in the first half. Full year net sales increased 4%, following a 10% decline in the first half. Consumer demand continued to strengthen and Johnnie Walker gained an estimated 3 percentage points of volume share in the growing deluxe scotch segment in China. In Thailand Johnnie Walker grew net sales 5% and Diageo remained the market leader in both premium and deluxe scotch. Across the region net sales grew 4% on the back of price increases. Marketing spend was broadly in line with last year.

Windsor volume increased 7% whilst net sales were down 12% as a result of having to pay distributor margin in Korea for part of the year. Consistent marketing activity throughout the year extended Windsor’s leading share within deluxe scotch by 1.1 percentage points in volume terms.

Guinness volume was up 1% and net sales up 6%, with increased distribution and successful consumer promotions driving strong double-digit net sales growth in Korea and with the expansion of the brand in China following a new distribution agreement, supported by significant marketing activity.

Overall performance of local priority brands was impacted by Korea, with volume up 4% but net sales down 7%. Excluding Korea volume was up 2% and net sales were up 3%. This was driven by Bundaberg in Australia, with volume up 5% and net sales up 6% as a result of strong sales of Bundaberg ready to drink prior to the significant increase in duty which was implemented at the end of April and after this duty increase, an uplift in Bundaberg spirit sales. This was partially offset by declines in Old Parr and Dimple.

The volume of category brands in the region was down 4%, however net sales value grew 6% as a result of continued focus on improving profitability of scotch brands in Thailand where low value brands were discontinued. The growth of locally bottled scotch brands in India, together with the growth of bottled in India brands in other categories enhanced Diageo’s route to market there and offset much of the volume decline in category scotch brands. The growth of The Singleton malt whisky in Greater China further contributed to price/mix improvement.

The Australia ready to drink segment represents over 90% of ready to drink net sales in the region. Ready to drink brands in Australia performed strongly for the first ten months of the year but slowed significantly following a 70% duty increase in April 2008 and for the full year volume declined 2% and net sales were down 1% for the region. For the year ending 30 June 2009 it is expected that the increase in excise duty in Australia will reduce operating profit by £25 million.

Corporate revenue and costs

Net sales were £89 million in the year ended 30 June 2008, up £14 million from £75 million in the prior year. Net reported operating costs were £164 million, up from £149 million in the prior year. £29 million of this increase relates to exchange rate movements. Excluding this and the impact of transfers and acquisitions (£2 million increase in costs), net operating costs decreased £16 million.

FINANCIAL REVIEW

Summary consolidated income statement

	Year ended 30 June 2008	Year ended 30 June 2007
	£ million	£ million

Sales	10,643	9,917
Excise duties	(2,553)	(2,436)
Net sales	8,090	7,481
Operating costs	(5,864)	(5,322)
Operating profit	2,226	2,159
Sale of businesses	9	(1)
Net finance charges	(319)	(212)
Share of associates’ profits after tax	177	149
Profit before taxation	2,093	2,095
Taxation	(522)	(678)
Profit from continuing operations	1,571	1,417
Discontinued operations	26	139
Profit for the year	1,597	1,556

Attributable to:
Equity shareholders	1,521	1,489
Minority interests	76	67
	1,597	1,556

Sales and net sales

On a reported basis, sales increased by £726 million from £9,917 million in the year ended 30 June 2007 to £10,643 million in the year ended 30 June 2008. On a reported basis, net sales increased by £609 million from £7,481 million in the year ended 30 June 2007 to £8,090 million in the year ended 30 June 2008. Exchange rate movements increased reported sales by £160 million and reported net sales by £112 million, principally arising from the strengthening of the euro. Acquisitions and disposals resulted in a net increase in reported sales and reported net sales of £1 million for the year.

Operating costs

On a reported basis operating costs increased by £542 million in the year ended 30 June 2008 due to an increase in marketing costs of £77 million, from £1,162 million to £1,239 million, an increase in cost of sales of £242 million, from £3,003 million to £3,245 million, and an increase in other operating expenses of £223 million, from £1,157 million to £1,380 million. Exceptional costs of £78 million in respect of restructuring costs for the Irish brewing operations are included within operating expenses in the year ended 30 June 2008. Offset within other operating expenses in the year ended 30 June 2007 was an exceptional gain of £40 million on the disposal of land at Park Royal in the United Kingdom. Excluding exceptional items, operating costs increased by £424 million from £5,362 million in the year ended 30 June 2007 to £5,786 million in the year ended 30 June 2008.

Post employment plans

Post employment costs for the year ended 30 June 2008 of £53 million (2007 - £56 million) included amounts charged to operating profit of £99 million (2007 - £104 million) partly offset by finance income of £46 million (2007 - £48 million). At 30 June 2008, Diageo’s deficit before taxation for all post employment plans was £408 million (2007 - £419 million).

Operating profit

Reported operating profit for the year ended 30 June 2008 increased by £67 million to £2,226 million from £2,159 million in the prior year. In the year ended 30 June 2008, there were exceptional operating costs of £78 million in respect of the restructuring of the Irish brewing operations. Exceptional property profits of £40 million relating to Park Royal were generated in the year ended 30 June 2007. Excluding exceptional items, operating profit for the year increased by £185 million from £2,119 million in the year ended 30 June 2007 to £2,304 million in the current year.

Exchange rate movements reduced operating profit for the year ended 30 June 2008 by £5 million compared to the prior year.

Sale of businesses

In the year ended 30 June 2008, a gain of £9 million arose from the sale of businesses including a £5 million gain on the sale of the 49% equity holding in Toptable and a £4 million gain on the sale of distribution rights for ready to drink products and Guinness in South Africa to a 42.25% equity accounted associate. In the year ended 30 June 2007, a loss before taxation of £1 million arose from the disposal of businesses.

Net finance charges

Net finance charges increased by £107 million from £212 million in the year ended 30 June 2007 to £319 million in the year ended 30 June 2008.

The net interest charge increased by £90 million from £251 million in the prior year to £341 million in the year ended 30 June 2008. This movement principally resulted from the increase in net borrowings in the year and an increase in US dollar and euro interest rates. Exchange rate movements increased the net interest charge by £1 million.

Other net finance income of £22 million (2007 - £39 million) included income of £46 million (2007 - £48 million) in respect of the group’s post employment plans. Other net finance charges for the year ended 30 June 2008 of £24 million (2007 - £9 million) includes net charges of £17 million (2007 - £16 million) in respect of the unwinding of the discount on discounted provisions, £6 million (2007 - nil) on the conversion of cash transferred out of countries where exchange controls are in place and £1 million (2007 - income of £7 million) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity.

Associates

The group’s share of associates’ profits after interest and tax was £177 million for the year ended 30 June 2008 compared to £149 million in the prior year. Diageo’s 34% equity interest in Moët Hennessy contributed £161 million (2007 - £136 million) to share of associates’ profits after interest and tax.

Profit before taxation

Profit before taxation decreased by £2 million from £2,095 million to £2,093 million in the year ended 30 June 2008.

Taxation

The reported effective tax rate for the year ended 30 June 2008 is 24.9% compared with 32.4% for the year ended 30 June 2007. Factors that increased the reported effective tax rate for the year ended 30 June 2007 were a provision for the settlement of tax liabilities relating to the Guinness/GrandMet merger, lower carrying value of deferred tax assets primarily following a reduction in tax rates and the tax impact of an intragroup reorganisation of certain brand businesses. The underlying effective tax rate for continuing operations for the year ended 30 June 2008 is 24.5%, compared with 25.1% for the year ended 30 June 2007. The underlying effective tax rate is expected to be 25% for the year ending 30 June 2009.

Discontinued operations

In the year ended 30 June 2008, profit after tax in respect of discontinued operations was £26 million. This principally arose from a tax credit of £24 million relating to the disposal of the Pillsbury business. In the year ended 30 June 2007 profit after tax in respect of discontinued operations was £139 million. This profit represented a tax credit of £82 million in respect of the recognition of capital losses that arose on the disposal of Pillsbury and Burger King and a tax credit of £57 million following resolution with the tax authorities of various audit issues including prior year disposals.

Exchange rates

The estimated effect of exchange rate movements on the results for the year ended 30 June 2008 as compared with the results for the year ended 30 June 2007 was as follows:

Gains/(losses)
£ million
Operating profit
Translation impact	7
Transaction impact	(12)
Associates
Translation impact	13
Transaction impact	-
Interest and other finance charges
Translation impact	(1)
Net exchange movements on short term inter-company loans	(1)
Net exchange movements on net debt not meeting hedge accounting criteria	(7)
Total exchange effect on profit before taxation	(1)

	Year ended 30 June 2008	Year ended 30 June 2007
Exchange rates
Translation US$/£ rate	2.01	1.93
Translation €/£ rate	1.36	1.48
Transaction US$/£ rate	1.90	1.87
Transaction €/£ rate	1.39	1.45

Dividend

The directors recommend a final dividend of 21.15 pence per share, an increase of 5% on last year’s final dividend. The full dividend will therefore be 34.35 pence per share, an increase of 5% from the year ended 30 June 2007. Subject to approval by shareholders, the final dividend will be paid on 20 October 2008 to shareholders on the register on 12 September 2008. Payment to US ADR holders will be made on 24 October 2008. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 29 September 2008.

Cash flow

	Year ended 30 June 2008	Year ended 30 June 2007
	£ million	£ million

Cash generated from operations	2,305	2,272
Interest paid (net)	(320)	(237)
Dividends paid to equity minority interests	(56)	(41)
Taxation	(369)	(368)
Net sale/(purchase) of other investments	4	(6)
Payment into escrow in respect of UK pension fund	(50)	(50)
Net capital expenditure	(262)	(205)
Free cash flow	1,252	1,365

Free cash flow decreased by £113 million to £1,252 million in the year ended 30 June 2008. Cash generated from operations increased from £2,272 million to £2,305 million in the year ended 30 June 2008. This £33 million increase is primarily a result of higher operating profit of £67 million. This increase was offset by increased net capital expenditure of £57 million, an increase in net interest payments of £83 million, due to increased net borrowings during the year and higher interest rates and an increase in dividend payments to minority interests of £15 million.

In the year ended 30 June 2008, Diageo invested £575 million in business acquisitions (2007 - £70 million) and purchased 97 million shares as part of the share buyback programme (2007 - 141 million shares) at a cost including fees of £1,008 million (2007 - £1,405 million). Net payments to acquire shares for employee share schemes totalled £78 million (2007 - £25 million). Net equity dividends of £857 million were paid during the year (2007 - £858 million).

Diageo continues to target a range of ratios which are currently broadly consistent with an A band credit rating. Under this capital structure Diageo would expect to have the financial capacity to fund a share buyback programme of approximately £750 million in the year ending 30 June 2009.

Balance sheet

At 30 June 2008, total equity was £4,175 million compared with £4,170 million at 30 June 2007. The main movements in equity were shares repurchased for cancellation or holding as treasury shares of £1,008 million and the net equity dividends of £857 million paid offset by the profit for the period of £1,597 million and the acquisition of minority interests of £456 million.

Net borrowings were £6,447 million at 30 June 2008, an increase of £1,602 million from net borrowings at 30 June 2007 of £4,845 million. The principal components of this increase were payments of £1,008 million to repurchase shares, the £857 million net equity dividend paid, payments of £575 million to acquire businesses and adverse exchange movements of £372 million offset by free cash inflow of £1,252 million.

Economic profit

Economic profit increased by £104 million from £635 million in the year ended 30 June 2007 to £739 million in the year ended 30 June 2008. See page 35 for the definition and calculation of economic profit.

DIAGEO CONDENSED CONSOLIDATED INCOME STATEMENT

		Year ended 30 June 2008	Year ended 30 June 2007
	Notes	£ million	£ million

Sales	2	10,643	9,917
Excise duties		(2,553)	(2,436)
Net sales		8,090	7,481
Cost of sales		(3,245)	(3,003)
Gross profit		4,845	4,478
Marketing expenses		(1,239)	(1,162)
Other operating expenses		(1,380)	(1,157)
Operating profit	2	2,226	2,159
Sale of businesses	3	9	(1)
Net interest payable	4	(341)	(251)
Net other finance income	4	22	39
Share of associates' profits after tax		177	149
Profit before taxation		2,093	2,095
Taxation	5	(522)	(678)
Profit from continuing operations		1,571	1,417
Discontinued operations	6	26	139
Profit for the year		1,597	1,556

Attributable to:
Equity shareholders of the parent company		1,521	1,489
Minority interests		76	67
		1,597	1,556

Pence per share
Basic earnings		59.3p	55.4p
Diluted earnings		58.9p	55.0p
Average shares		2,566m	2,688m

DIAGEO CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Year ended 30 June 2008	Year ended 30 June 2007
	£ million	£ million

Exchange differences on translation of foreign operations excluding borrowings	336	(269)
Exchange differences on borrowings and derivative net investment hedges	(366)	199
Effective portion of changes in fair value of cash flow hedges
- Gains taken to equity	26	28
- Transferred to income statement	(69)	35
Actuarial (losses)/gains on post employment plans	(15)	328
Tax on items taken directly to equity	15	(99)
Net (expense)/income recognised directly in equity	(73)	222
Profit for the year	1,597	1,556
Total recognised income and expense for the year	1,524	1,778

Attributable to:
Equity shareholders of the parent company	1,445	1,719
Minority interests	79	59
Total recognised income and expense for the year	1,524	1,778

DIAGEO CONDENSED CONSOLIDATED BALANCE SHEET

		30 June 2008		30 June 2007
	Notes	£ million	£ million	£ million	£ million

Non-current assets
Intangible assets		5,530		4,383
Property, plant and equipment		2,122		1,932
Biological assets		31		12
Investments in associates		1,809		1,436
Other investments		168		128
Other receivables		11		17
Other financial assets		111		52
Deferred tax assets		590		771
Post employment benefit assets		47		38
			10,419		8,769
Current assets
Inventories	7	2,739		2,465
Trade and other receivables		2,051		1,759
Other financial assets		104		78
Cash and cash equivalents	8	714		885
			5,608		5,187
Total assets			16,027		13,956
Current liabilities
Borrowings and bank overdrafts	8	(1,663)		(1,535)
Other financial liabilities		(126)		(43)
Trade and other payables		(2,143)		(1,888)
Corporate tax payable		(685)		(673)
Provisions		(72)		(60)
			(4,689)		(4,199)
Non-current liabilities
Borrowings	8	(5,545)		(4,132)
Other financial liabilities		(124)		(104)
Other payables		(34)		(38)
Provisions		(329)		(274)
Deferred tax liabilities		(676)		(582)
Post employment benefit liabilities		(455)		(457)
			(7,163)		(5,587)
Total liabilities			(11,852)		(9,786)
Net assets			4,175		4,170

Equity
Called up share capital		816		848
Share premium		1,342		1,341
Other reserves		3,163		3,186
Retained deficit		(1,823)		(1,403)
Equity attributable to equity shareholders of the parent company			3,498		3,972
Minority interests			677		198
Total equity	10		4,175		4,170

DIAGEO CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Year ended 30 June 2008		Year ended 30 June 2007
	£ million	£ million	£ million	£ million

Cash flows from operating activities
Profit for the year	1,597		1,556
Discontinued operations	(26)		(139)
Taxation	522		678
Share of associates’ profits after taxation	(177)		(149)
Net interest and other net finance income	319		212
(Gains)/losses on disposal of businesses	(9)		1
Depreciation and amortisation	233		210
Movements in working capital	(282)		(180)
Dividend income and other items	128		83
Cash generated from operations		2,305		2,272
Interest received		67		42
Interest paid		(387)		(279)
Dividends paid to minority interests		(56)		(41)
Taxation paid		(369)		(368)
Net cash from operating activities		1,560		1,626

Cash flows from investing activities
Disposal of property, plant and equipment	66		69
Purchase of property, plant and equipment	(328)		(274)
Net disposal/(purchase) of other investments	4		(6)
Payment into escrow in respect of UK pension fund	(50)		(50)
Disposal of businesses	4		4
Purchase of businesses	(575)		(70)
Net cash outflow from investing activities		(879)		(327)

Cash flows from financing activities
Proceeds from issue of share capital	1		1
Net purchase of own shares for share schemes	(78)		(25)
Own shares repurchased	(1,008)		(1,405)
Net increase in loans	1,094		1,226
Net equity dividends paid	(857)		(858)
Net cash used in financing activities		(848)		(1,061)

Net (decrease)/increase in net cash and cash equivalents		(167)		238
Exchange differences		11		(50)
Net cash and cash equivalents at beginning of the year		839		651
Net cash and cash equivalents at end of the year		683		839

Net cash and cash equivalents consist of:
Cash and cash equivalents		714		885
Bank overdrafts		(31)		(46)
		683		839

NOTES

1. Basis of preparation

The condensed consolidated financial information has been extracted from the consolidated financial statements of Diageo plc for the year ended 30 June 2008. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted and endorsed by the European Union. They were also prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). This consolidated financial information has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2007. IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB.

The following standards and interpretations, issued by the IASB and the International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

Amendment to IAS 1 – Presentation of financial statements: capital disclosures (effective for annual periods beginning on or after 1 January 2007). The amendment to IAS 1 requires additional disclosures in the Annual Report on the objectives, policies and processes for managing capital. Appropriate additional disclosures are included in the 2008 Annual Report.

IFRIC 11 – Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007)

The following standards and interpretations, issued by the IASB or IFRIC, have not yet been adopted by the group:

IAS 1 (Revised) – Presentation of financial statements (effective for annual periods beginning on or after 1 January 2009)

Amendment to IAS 23 – Borrowing costs (effective for annual periods beginning on or after 1 January 2009)

IAS 27 (Revised) – Consolidated and separate financial statements (effective for annual periods beginning on or after 1 July 2009)

Amendment to IAS 38 – Intangible assets (effective for annual periods beginning on or after 1 January 2009)

Amendment to IFRS 2 – Share-based payments (effective for annual periods beginning on or after 1 January 2009)

IFRS 3 (Revised) – Business combinations (effective for annual periods beginning on or after 1 July 2009)

IFRS 8 – Operating segments (effective for annual periods beginning on or after 1 January 2009)

IFRIC 12 – Service concession arrangements (effective for annual periods beginning on or after 1 January 2008)

IFRIC 13 – Customer loyalty programmes (effective for annual periods beginning on or after 1 July 2008)

IFRIC 14 – IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction (effective for annual periods beginning on or after 1 January 2008)

IFRIC 15 – Agreements for the construction of real estate (effective for annual periods beginning on or after 1 January 2009)

IFRIC 16 – Hedges of a net investment in a foreign operation (effective for annual periods beginning on or after 1 October 2008)

The amendment to IAS 23 generally eliminates the option to expense borrowing costs attributable to the acquisition, construction or production of a qualifying asset as incurred and instead requires the capitalisation of such borrowing costs as part of the cost of specific assets. The group is currently assessing the impact of the amendment on the results and net assets of the group.

The amendment to IAS 38 clarifies the accounting for advertising expenditure. The group is currently assessing the impact this amendment to the standard would have on the results and net assets of the group.

IFRS 3 (Revised) continues to apply the acquisition method to business combinations with some significant changes, particularly around the measurement of contingent payments, the calculation of goodwill and the treatment of transaction costs. These changes will apply to business combinations occurring from 1 July 2009.

IFRS 8 contains requirements for the disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The standard is principally concerned with disclosure and replaces IAS 14 – Segment reporting. The group is currently assessing the impact this standard would have on the presentation of its consolidated results.

IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the post employment benefit asset or liability may be affected by a statutory or contractual minimum funding requirement. It is not expected that the interpretation would have a material impact on the results or net assets of the group.

The group does not currently believe the adoption of the remaining standards or interpretations would have a material impact on the consolidated results or financial position of the group. With the exception of IAS 1 (Revised) and IFRS 8, none of the above standards and interpretations not yet adopted by Diageo have been endorsed or adopted for use in the European Union.

The information in this preliminary announcement does not constitute the statutory accounts of the group within the meaning of Section 240 of the Companies Act 1985. The statutory accounts of Diageo plc for the year ended 30 June 2007, have been filed with the registrar of companies. KPMG Audit Plc has reported on those accounts and on the statutory accounts for the year ended 30 June 2008. Both the audit reports were unqualified, did not include a reference to any matters to which they drew attention by way of emphasis without qualifying their report and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985.

2. Business and geographical analyses

Business analysis is presented under the categories of Diageo North America, Diageo Europe, Diageo International, Diageo Asia Pacific and Corporate, reflecting the group’s management and internal reporting structure.

Business analysis:
	Year ended 30 June 2008		Year ended 30 June 2007
	Sales	Operating profit/(loss)	Sales	Operating profit/(loss)
	£ million	£ million	£ million	£ million

North America	2,965	907	2,915	850
Europe	4,046	720	3,765	723
International	2,376	593	2,031	499
Asia Pacific	1,168	170	1,131	196
	10,555	2,390	9,842	2,268
Corporate	88	(164)	75	(109)
	10,643	2,226	9,917	2,159

Net corporate operating costs and trading losses increased from £109 million to £164 million in the year ended 30 June 2008. Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information systems, service centres, facilities and employee costs that are not directly allocated to the geographical operating units. They also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks, exchange movements on short term inter-company balances and the results of Gleneagles Hotel.

Geographical analysis of sales and operating profit by destination:

	Year ended 30 June 2008		Year ended 30 June 2007
	Sales	Operating profit	Sales	Operating profit
	£ million	£ million	£ million	£ million

North America	3,001	922	2,958	873
Europe	4,187	576	3,912	636
Asia Pacific	1,208	186	1,179	215
Latin America	963	238	813	214
Rest of World	1,284	304	1,055	221
	10,643	2,226	9,917	2,159

Sales and operating profit by geographical destination have been stated according to the location of the third party customers.

Certain businesses reported for internal management purposes within Diageo International have been reported within the appropriate market in the geographical analysis above. Corporate sales and operating loss (principally central costs) are incurred in Europe.

The festive holiday season provides the peak period for sales. Approximately 30% of annual sales volume arises in the last three months of each calendar year.

	30 June 2008	30 June 2007
Analysis of total assets:	£ million	£ million

North America	889	842
Europe	1,239	1,063
International	964	808
Asia Pacific	474	406
Moët Hennessy	1,643	1,348
Corporate and other	10,818	9,489
	16,027	13,956

Corporate and other total assets consist primarily of brands that are capitalised in the balance sheet, property, plant and equipment, maturing whisky inventories and other assets that are not readily allocable to the group’s operating segments.

Weighted average exchange rates used in the translation of income statements were US dollar - £1 = $2.01 (2007 - £1 = $1.93) and euro - £1 = €1.36 (2007 - £1 = €1.48). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar - £1 = $1.99 (2007 - £1 = $2.01) and euro - £1 = €1.26 (2007 - £1 = €1.48). The group uses exchange rate transaction hedges to mitigate the effect of exchange rate movements.

3.	Exceptional items

Exceptional items are those that in management's judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

In the year ended 30 June 2008, operating costs of £78 million in respect of the restructuring of Irish brewing operations, a gain of £9 million in respect of business disposals have been identified as pre-tax exceptional items. In the year ended 30 June 2007, operating profit included an exceptional gain of £40 million in respect of the sale of the site of the former brewery at Park Royal in the United Kingdom, and there was an exceptional loss on business disposals of £1 million.

4.	Net interest and other finance charges

	Year ended 30 June 2008	Year ended 30 June 2007
	£ million	£ million

Interest payable	(419)	(332)
Interest receivable	84	78
Market value movements on interest rate instruments	(6)	3
Net interest payable	(341)	(251)

Net finance income in respect of post employment plans	46	48
Unwinding of discounts	(17)	(16)
Other finance charges	(6)	-
	23	32
Net exchange movements on certain financial instruments	(1)	7
Net other finance income	22	39

5.	Taxation

For the year ended 30 June 2008, the £522 million taxation charge (2007 - £678 million) comprises a UK tax charge of £43 million (2007 - £87 million) and a foreign tax charge of £479 million (2007 - £591 million). A tax credit of £8 million on exceptional items (2007 - nil) is included in the foreign tax charge.

6.	Discontinued operations

In the year ended 30 June 2008, profit after tax in respect of discontinued operations was £26 million. This principally arose from a tax credit of £24 million relating to the disposal of the Pillsbury business. In the year ended 30 June 2007, a tax benefit of £82 million arose from the recognition of capital losses arising on the prior year disposals of the Pillsbury and Burger King businesses. In addition, a tax credit of £57 million arose following resolution with tax authorities of various audit issues.

7.	Inventories
	30 June 2008	30 June 2007
	£ million	£ million

Raw materials and consumables	294	239
Work in progress	21	14
Maturing inventories	1,939	1,745
Finished goods and goods for resale	485	467
	2,739	2,465

8. Net borrowings
	30 June 2008	30 June 2007
	£ million	£ million

Borrowings due within one year and bank overdrafts	(1,663)	(1,535)
Borrowings due after one year	(5,545)	(4,132)
Fair value of interest rate hedging instruments	27	(20)
Fair value of foreign currency swaps and forwards	29	(29)
Finance lease liabilities	(9)	(14)
	(7,161)	(5,730)
Cash and cash equivalents	714	885
	(6,447)	(4,845)

In the year ended 30 June 2008, the group issued a US $1,250 million global bond repayable in October 2017 with a coupon of 5.75%, a US $750 million global bond repayable in January 2013 with a coupon of 5.20% and a €1,150 million global euro bond repayable in July 2013 with a coupon of 5.5%. Two US $1,000 million bonds and three US $5 million retail notes were repaid. There was also an increase in commercial paper of £472 million.

9.	Reconciliation of movement in net borrowings
	Year ended 30 June 2008	Year ended 30 June 2007
	£ million	£ million

Net borrowings at beginning of the year	(4,845)	(4,082)

(Decrease)/increase in net cash and cash equivalents before exchange	(167)	238
Cash flow from change in loans	(1,094)	(1,226)
Change in net borrowings from cash flows	(1,261)	(988)
Exchange differences	(372)	211
Other non-cash items	31	14
Net borrowings at end of the year	(6,447)	(4,845)

10.	Movements in total equity
	Year ended 30 June 2008	Year ended 30 June 2007
	£ million	£ million

Total equity at beginning of the year	4,170	4,681

Total recognised income and expense for the year	1,524	1,778
Dividends paid to equity shareholders	(857)	(858)
Dividends paid to minority interests	(56)	(41)
New share capital issued	1	1
Share trust arrangements	76	77
Tax on share trust arrangements	(7)	12
Own shares repurchased	(1,008)	(1,405)
Purchase of own shares for holding as treasury shares for share scheme hedging	(124)	(76)
Acquisition of minority interest	456	1
Net movement in total equity	5	(511)

Total equity at end of the year	4,175	4,170

Total equity at the end of the year includes gains of £15 million (2007 - £42 million) in respect of cumulative translation differences and £2,341 million (2007 - £2,333 million) in respect of own shares held as treasury shares.

11.	Dividends
	Year ended 30 June 2008 £ million	Year ended 30 June 2007 £ million
Amounts recognised as distributions to equity holders in the year
Final dividend paid for the year ended 30 June 2007 of 20.15p (2006 - 19.15p) per share	523	524
Interim dividend paid for the year ended 30 June 2008 of 13.20p (2007 - 12.55p) per share	336	334
	859	858
Less: Adjustment in respect of prior year dividends	(2)	-
	857	858

A final dividend of 21.15 pence per share for the year ended 30 June 2008 (2007 - 20.15 pence per share) was recommended by the board on 27 August 2008 for approval by shareholders at the Annual General Meeting to be held on 15 October 2008; as the approval will be after the balance sheet date it has not been included as a liability.

12.	Contingent liabilities and legal proceedings

(i) Guarantees In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£101 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial information, at 30 June 2008 the group has given performance guarantees and indemnities to third parties of £104 million.

There has been no material change since 30 June 2008 in the group’s performance guarantees and indemnities.

(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(iii) Turkish customs litigation In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and duty payable on the beverage alcohol products sold in the domestic channel in Turkey. The matter involves multiple cases against Diageo’s Turkish subsidiary at various stages of litigation including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. Diageo's Turkish subsidiary intends to defend its position vigorously.

(iv) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPLANATORY NOTES

Definitions

Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales, marketing spend and operating profit are organic movements (at level exchange rates and after adjusting for the effect of exceptional items, acquisitions and disposals) for continuing operations. Comparisons are with the equivalent period in the last financial year. For an explanation of organic movements please refer to ‘Reconciliation to GAAP measures’ in this announcement.

Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five, and ready to drink in nine litre cases divide by 10, with certain pre-mixed products that are classified as ready to drink divide by five.

Net sales are sales after deducting excise duties.

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.

References to ready to drink include progressive adult beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caipiroska, Smirnoff Signatures and Smirnoff Cocktails. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States and Smirnoff Ice Double Black in Australia.

References to reserve brands include Johnnie Walker Green Label, Johnnie Walker Gold Label, Johnnie Walker Blue Label, Johnnie Walker Blue Label King George V, Classic Malts, The Singleton of Glen Ord, The Singleton of Glendullan, The Singleton of Dufftown, Tanqueray Ten, Cîroc vodka, Don Julio, Ketel One vodka and Zacapa rum.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to value share. Share of voice is the media spend on a particular brand when compared to all brands in its segment. The share and share of voice data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo's control. Please refer to page 36 - ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.

Reconciliation to GAAP measures

(i)	Organic movement

Organic movements in volume, sales, net sales, operating profit, operating margin and basic earnings per share are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, organic information is presented using pounds sterling amounts on a constant currency basis. This strips out the effect of exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control.

Acquisitions, disposals and exceptional items also impact the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of acquisitions, disposals and exceptional items is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.

Organic movements in volume, sales, net sales, operating profit and operating margin

Diageo’s strategic planning and budgeting process is based on organic movement in volume, sales, net sales, operating profit and operating margin, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management. Therefore organic movement measures most closely reflect the way in which the business is managed.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, exceptional items and acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not replacements for, the comparable GAAP measures.

The organic movement calculations for volume, sales, net sales and operating profit for the year ended 30 June 2008 were as follows:

	2007 Reported units million	Acquisitions and disposals units million	Organic movement units million	2008 Reported units million	Organic movement %
1. Volume (1)(a)(b)
North America	50.2	0.1	0.8	51.1	2
Europe	40.9	-	0.7	41.6	2
International	37.3	-	1.8	39.1	5
Asia Pacific	12.9	-	0.3	13.2	2
Total	141.3	0.1	3.6	145.0	3

	2007 Reported £ million	Exchange(3) £ million	Transfers,(2) acquisitions and disposals(4) £ million	Organic movement £ million	2008 Reported £ million	Organic movement %
2. Sales (a)(b)
North America	2,915	(91)	-	141	2,965	5
Europe	3,765	183	-	98	4,046	2
International	2,031	34	1	310	2,376	15
Asia Pacific	1,131	33	-	4	1,168	-
Corporate	75	1	-	12	88	16
Total sales	9,917	160	1	565	10,643	6

	2007 Reported £ million	Exchange(3) £ million	Transfers,(2) acquisitions and disposals(4) £ million	Organic movement £ million	2008 Reported £ million	Organic movement %
3. Net sales (a)(b)
North America	2,472	(73)	-	124	2,523	5
Europe	2,427	128	-	75	2,630	3
International	1,667	37	1	266	1,971	16
Asia Pacific	840	19	-	18	877	2
Corporate	75	1	-	13	89	17
Total net sales	7,481	112	1	496	8,090	7
Excise duties	2,436				2,553
Total sales	9,917				10,643

	2007 Reported £ million	Exceptional items(5) £ million	Exchange(3) £ million	Transfers,(2) acquisitions and disposals(4) £ million	Organic movement £ million	2008 Reported £ million	Organic movement %
4. Operating profit (a)(b)
North America	850	-	(27)	2	82	907	10
Europe	723	(78)	47	6	22	720	3
International	499	-	2	(4)	96	593	19
Asia Pacific	196	-	2	(4)	(24)	170	(12)
Corporate	(109)	(40)	(29)	(2)	16	(164)	9
Total	2,159	(118)	(5)	(2)	192	2,226	9

Notes – Information relating to the current period

(1)	Differences between the reported volume movements and organic volume movements are due to acquisitions and disposals.

(2)
Transfers represent the movement between operating units of certain activities, the most significant of which were the reallocation of certain net operating items between corporate and the regions. Transfers reduced operating profit for International, Asia Pacific and corporate by £5 million, £4 million and £1 million respectively and increased operating profit in North America and Europe by £4 million and £6 million respectively.

(3)	The exchange adjustments for sales, net sales and operating profit are principally in respect of the US dollar and the euro.

(4)
Acquisitions in the year ended 30 June 2008 that affected sales, net sales and operating profit were the acquisition of Rosenblum Cellars, Ketel One Worldwide BV and the distribution rights for Zacapa rum, which contributed volume, sales, net sales and operating costs of 65k equivalent units, £7 million, £7 million and £1 million respectively in the year ended 30 June 2008. The only disposal affecting the year was the disposal of the distribution rights of certain champagne brands, which contributed volume, sales, net sales and operating profit of 6k equivalent units, £6 million, £6 million and £1 million respectively, in the year ended 30 June 2007.

(5)
Operating exceptional items in the year ended 30 June 2008 comprised restructuring costs for the Irish brewing operations of £78 million. Operating exceptional items in the year ended 30 June 2007 comprised a gain on the disposal of land at the Park Royal site of £40 million.

Notes – Information relating to the organic movement calculations

a)
The organic movement percentage is the amount in the column headed Organic movement in the tables above expressed as a percentage of the aggregate of the column headed 2007 Reported, the column headed Exchange and the amounts in respect of transfers (see note (2) above) and disposals (see note (4) above) included in the column headed Transfers, acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the current period’s exchange rates. Organic movement percentages are calculated as the organic movement amount in £ million, expressed as a percentage of the prior period results at current period exchange rates and after adjusting for transfers, disposals and exceptional items. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

b)
Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

c)
Organic movement in operating margin is the difference between the 2008 operating margin (operating profit adjusted for exceptional items expressed as a percentage of sales) and an operating margin where the amounts for each of sales and operating profit are the aggregate of those captions in the column headed 2007 Reported, the column headed Exchange and the amounts in respect of transfers (see note (2) above) and disposals (see note (4) above) included in the column headed Transfers, acquisitions and disposals. Organic movement in operating margin is calculated as the movement amount in margin percentage, expressed in basis points, between the operating margin for the prior period results at current period exchange rates and after adjusting for transfers, disposals and exceptional items and the operating margin for the current period results adjusted for current period exceptional items. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

Underlying movement in earnings per share

The group’s management believes basic earnings per share on an underlying organic movement basis provides valuable additional information for users of the financial statements in understanding the group’s overall performance. The group’s management believes that the comparison of movements on both a reported and underlying basis provides information as to the individual components of the movement in basic earnings per share being: the impact of exceptional items, fluctuating exchange rates, acquisitions and disposals arising in the period and the application of an underlying effective tax rate. These measures should be viewed as complementary to, and not a replacement for, the comparable GAAP measures such as basic and diluted earnings per share and reported movements therein. These GAAP measures reflect all of the factors which impact on the business.

The underlying movement calculation in earnings per share for the year ended 30 June 2008 was as follows:

Pence per share (5)

Reported basic eps for year ended 30 June 2007	55.4
Exceptional items and discontinued operations (1)	(6.6)
Tax equalisation (4)	6.0
Basic eps before exceptional items and after tax equalisation for year ended 30 June 2007	54.8
Exchange (3) (d)	-
Acquisitions (2) (b)	-
Adjusted basic eps for year ended 30 June 2007	54.8

Reported basic eps for year ended 30 June 2008	59.3
Exceptional items and discontinued operations (1)	1.3
Tax equalisation (4)	-
Basic eps before exceptional items and after tax equalisation for year ended 30 June 2008	60.6
Exchange (3) (d)	-
Acquisitions (2) (b)	0.2
Adjusted basic eps for year ended 30 June 2008	60.8

Reported basic eps movement amount	3.9
Basic eps before exceptional items and after tax equalisation movement amount	5.8
Adjusted basic eps movement amount (underlying movement) (c)	6.0
Reported basic eps growth	7%
Basic eps growth before exceptional items and after tax equalisation	11%
Underlying growth (c)	11%

Notes – Information relating to the current period

(1)
The exceptional items (after tax and attributable to equity shareholders) in the year ended 30 June 2008 were a charge of £61 million comprising a charge of £78 million in respect of the restructuring of the Irish brewing operations and related tax credit of £8 million and a gain of £9 million in respect of business disposals. The exceptional items reported by the group for the year ended 30 June 2007 were a gain of £39 million representing a gain of £40 million in respect of the sale of land at the Park Royal site and a loss of £1 million relating to disposal of businesses. Discontinued operations in the year ended 30 June 2008 represented tax credits of £26 million (2007 - £139 million) on prior business disposals.

(2)
Acquisitions in the year ended 30 June 2008 are in respect of Ketel One Worldwide BV, Rosenblum Cellars and the distribution rights for Zacapa rum. Disposals affecting the year are the loss of distribution rights for certain champagne brands.

(3)
Exchange – the exchange adjustments for operating profit, net finance charges and taxation are principally in respect of the US dollar and the euro. Transaction exchange adjustments are taxed at the underlying effective tax rate for the period.

(4)
Tax equalisation – the impact of adjusting the group’s reported tax rate from continuing businesses to the underlying effective tax rate for each year on profit from continuing businesses before exceptional items (see (v) below).

(5)	All amounts are derived from amounts in £ million divided by the weighted average number of shares in issue for the year ended 30 June 2008 of 2,566 million (2007 – 2,688 million).

Notes – Information relating to the organic movement calculations

a)
Where a business, brand, brand distribution right or agency agreement or investment was disposed of, or terminated, in the current period, the group, in underlying movement calculations, adjusts the profit for the period attributable to equity shareholders for the comparable prior period to exclude the following: (i) the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period); (ii) a capital return in respect of the reduction in interest charge had the disposal proceeds been used entirely to reduce borrowings; and (iii) taxation at the rate applying in the jurisdiction in which the asset or business disposed of was domiciled. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was disposed of part-way through the equivalent prior period then its impact on the profit for the period attributable to equity shareholders (i.e. after adjustment for a capital return from use of the proceeds of the disposal to reduce borrowings and tax at the rate applying in the jurisdiction in which the asset or business disposed of was taxed) would be excluded from that prior period’s performance in the underlying movement calculation, since the group recognised no contribution from that business in the current period.

b)
Where a business, brand, brand distribution right or agency agreement or investment was acquired subsequent to the end of the equivalent prior period, in underlying movement calculations the group adjusts the profit for the current period attributable to equity shareholders to exclude the following: (i) the amount the group earned in the current period that it could not have earned in the prior period; (ii) a capital charge in respect of the increase in interest charge had the acquisition been funded entirely by an increase in borrowings; and (iii) taxation at the rate applying in the jurisdiction in which the business acquired is domiciled. As a result, the underlying movement numbers reflect only comparable performance. Similarly, if a business or investment asset was acquired part way through the equivalent prior period then its impact on the profit for the period attributable to equity shareholders (i.e. after adjustment for a capital charge for the funding of the acquisition and tax at the rate applying in the jurisdiction in which the acquired business is taxed) would be adjusted only to include the results from the anniversary of the acquisition in the current period’s performance in the underlying movement calculation, since the group recognised a full period’s contribution from that business in the current period.

c)
Organic movement percentages for basic earnings per share are calculated as the underlying movement amount in pence (p), expressed as the percentage of the prior period results at current period exchange rates, and after adjusting for exceptional items, tax equalisation and acquisitions and disposals. The basis of calculation means that the results used to measure underlying movement for a given period will be adjusted when used to measure underlying movement in the subsequent period.

d)
The exchange effects of IAS 21 in respect of short term inter-company funding balances as recognised in other finance charges/income are removed from both the current and prior period as part of the underlying movement calculation.

(i)	Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, are in respect of the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares – each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

(ii)	Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return on total invested capital reflects the operating performance of the business after applying the underlying effective tax rate for the period stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and the end of the period. Capital employed comprises net assets for the period, excluding post employment benefit liabilities (net of deferred tax) and net borrowings. This average capital employed is then aggregated with the restructuring and integration costs net of tax, and goodwill written off to reserves at 1 July 2004, the date of transition to IFRS, to obtain the average total invested capital.

Calculations for the return on average total invested capital for the years ended 30 June 2008 and 30 June 2007 were as follows:

	2008	2007
	£ million	£ million

Operating profit	2,226	2,159
Exceptional items	78	(40)
Associates’ profits after interest and tax	177	149
Tax at the underlying effective tax rate of 24.5% (2007 – 25.1%)	(608)	(569)
	1,873	1,699

Average net assets	4,411	4,839
Average net borrowings	5,672	4,494
Average integration and restructuring costs (net of tax)	955	931
Goodwill at 1 July 2004	1,562	1,562
Average total invested capital	12,600	11,826

Return on average total invested capital	14.9%	14.4%

(iv)	Economic profit

Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge. The measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.

The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see (iii) above). The standard capital charge applied to the average total invested capital is currently 9%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.

Calculations for economic profit for the years ended 30 June 2008 and 30 June 2007 were as follows:

	2008	2007
	£ million	£ million

Average total invested capital (see (iii) above)	12,600	11,826

Operating profit	2,226	2,159
Exceptional items	78	(40)
Associates’ profits after interest and tax	177	149
Tax at the underlying effective tax rate of 24.5% (2007 – 25.1%)	(608)	(569)
	1,873	1,699
Capital charge at 9% of average total invested capital	(1,134)	(1,064)
Economic profit	739	635

(v)	Underlying effective tax rate

The underlying effective tax rate is a non-GAAP measure that reflects the tax charge on profit from continuing businesses before exceptional items as a percentage of profit from continuing businesses before exceptional items. The group's management believe the measure assists users of the financial statements in understanding the group's effective tax rate as it reflects the tax arising on the profits from the ongoing business.

The components of the reported tax charge which do not form part of the underlying effective tax rate, as defined by the group's management, relate to tax on items reported as exceptional, movement on deferred tax assets arising from intragroup reorganisations which are due to changes in estimates in expected future utilisation, any other tax charge or credit that arises from intragroup reorganisations and items which are offset by credits or debits in discontinued operations.

The underlying effective tax rate is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which management is most directly able to influence.

The group’s reported tax rate for the year ended 30 June 2008 is 24.9% (2007 - 32.4%). Adjusting the reported tax rate to exclude the net exceptional charges of £69 million and the associated tax credit of £8 million, the group has an underlying effective tax rate of 24.5% on profit before exceptional items for the year ended 30 June 2008. Adjusting the reported tax rate for the year ended 30 June 2007 for the provision for the settlement of tax liabilities relating to the GrandMet/Guinness merger, and a lower carrying value of deferred tax assets primarily following a reduction in tax rates, and the tax impact of an intragroup reorganisation of certain brand businesses and excluding the net exceptional income of £39 million which had no associated tax charge, the group had an underlying effective tax rate of 25.1% on profit before exceptional items for the year ended 30 June 2007.

Cautionary statement concerning forward-looking statements

This announcement contains ‘forward-looking statements’ within the meaning of the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to and outlook for these items. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact on Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or cost savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•
legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and laws governing pensions;

•	developments in any litigation or other similar proceedings directed at the drinks and spirits industry;

•	developments in the Colombian litigation, Turkish customs litigation or any similar proceedings;

•	changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	changes in the cost of raw materials, labour and/or energy;

•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution or licence manufacturing rights on favourable terms when they expire;

•	termination of existing distribution or licence manufacturing rights on agency brands;

•	systems change programmes, existing or future, and the ability to derive expected benefits from such programmes, and systems failure that could lead to business disruption;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•
changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘Risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2007 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the SEC. All readers, wherever situated, should take note of these disclosures.

The content of the company’s website (www.diageo.com) should not be considered to form a part of or be incorporated into this document.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

This announcement includes information about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

For further information

Preliminary Results Webcast

At 09.30 (UK time) on Thursday 28 August, Paul Walsh, CEO and Nick Rose, CFO will present Diageo’s preliminary results as a webcast. This will be available to view at www.Diageo.com.  The presentation slides and transcript will be available for download from 08.45 (UK time). An archived video and podcast of the presentation and Q&A session will also be made available later that day.

If you would like to ask a question during the live Q&A session, please use the following dial-in numbers:

UK Toll free	0800 559 3272
North America Toll free	1866 239 0753
International Toll	+44 (0)20 7138 0825
France Toll free	0800 970 211
Germany Toll free	0800 181 4456
Ireland Toll free	1800 944 320
Italy Toll free	800 976 302
Netherlands Toll free	0800 022 5992
Spain Toll free	800 099 466
Switzerland Toll free	0800 564 160

Please quote confirmation code: 4658215

A transcript of the Q&A session will be available for download from www.Diageo.com on 29 August.

Conference Call

Diageo management will host a conference call for analysts and investors at 15.00 (UK time) on Thursday 28 August. To participate, please use the following dial-in numbers:

UK Toll free	0800 279 9640
North America Toll free	1866 850 2201
International Toll	+44 (0)20 7138 0842
France Toll free	0805 770 155
Germany Toll free	0800 673 8355
Ireland Toll free	1800 944 322
Italy Toll free	800 976 303
Netherlands Toll free	0800 265 9174
Spain Toll free	800 099 797
Switzerland Toll free	0800 000 287

Please quote confirmation code: 1426778

The conference call will be available on instant replay from 17.00 (UK time) and will be available until 12 September. The number to call is:

UK Toll free	0800 559 3271
North America Toll free	1866 883 4489
International Toll	+44 (0)20 7806 1970
France Toll free	0800 911 479
Germany Toll free	0800 181 4459
Ireland Toll free	1800 992 833
Italy Toll free	800 925 259
Netherlands Toll free	0800 027 0028
Switzerland Toll free	0800 000 289

Please quote confirmation code: 1426778

Investor enquiries to:	Darren Jones	+44 (0) 20 7927 4223
	Sarah Paul	+44 (0) 20 7927 4326
	Kelly Padgett	001 202 715 1110
Investor.relations@diageo.com

Media enquiries to:	James Crampton	+44 (0) 20 7927 4613
	Rachael Shaw	+44 (0) 20 7927 5820
Media@diageo.com

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